Exhibit 12(f)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges

	Twelve Months Ended					Three Months Ended
	December 31,					March 31,
	2013	2014	2015	2016	2017	2018

Fixed charges, as defined:
Total Interest	$38,173	$58,384	$45,532	$37,529	$37,141	$9,325
Interest applicable to rentals	974	799	1,091	654	853	212

Total fixed charges, as defined	$39,147	$59,183	$46,623	$38,183	$37,994	$9,537

Earnings as defined:
Net Income	$113,664	$96,334	$111,318	$96,744	$78,596	$22,308
Add:
Provision for income taxes:
Total	68,853	83,310	53,077	71,061	69,969	7,650
Fixed charges as above	39,147	59,183	46,623	38,183	37,994	9,537

Total earnings, as defined	$221,664	$238,827	$211,018	$205,988	$186,559	$39,495

Ratio of earnings to fixed charges, as defined	5.66	4.04	4.53	5.39	4.91	4.14